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UNI
SECURITIES AND
Washin

14048575

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CICC US Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28th FL, 350 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Leo Lo — (646) 794-8754
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/14

OATH OR AFFIRMATION

I, Ms. Lanlan Zhang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CICC US Securities, Inc. and Subsidiary, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

Kinfai Lo
Notary Public, State of New York
Registration #01LO5026774
Qualified In Kings County
My Commission Expires April 25, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
and Supplemental Report on Internal Control

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

(Sec I.D. NO. 8-67544)

Files in accordance with Rule 17-a5(c)(3)
under the Securities Exchange act of 1934
as a Public Document

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2013

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
CICC US Securities, Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of CICC US Securities, Inc. and Subsidiary (the Company) as of December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the consolidated statement of financial condition (the consolidated financial statement).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the consolidated financial statement referred to above present fairly in all material respects, the financial position of CICC US Securities, Inc. and Subsidiary as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2014

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	7,378,428
Receivable from clearing organization		3,147,885
Due from Parent		64,911
Due from affiliates		1,107,973
Improvements, equipment and furniture – at cost less accumulated depreciation and and amortization of $4,238,662		890,726
Other assets, including prepaid income taxes of $10,100		524,806
Total assets	$	13,114,729

Liabilities

Accrued compensation and benefits	$	5,107,622
Accrued expenses and other liabilities, including taxes payable of $17,142		676,708
Total liabilities		5,784,330
Stockholder's equity		7,330,399
Total liabilities and stockholder's equity	$	13,114,729

See accompanying notes to consolidated statement of financial condition.

(1) Organization

CICC US Securities, Inc. (the Company) is a wholly owned subsidiary of China International Capital Corporation (USA) Holdings, Inc. (the Parent), and it was incorporated on August 25, 2005. The Company is registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) under the Commodity Exchange Act and a member of National Futures Association (NFA). The Parent is incorporated in the state of Delaware and is a holding company with no business operations. The Company and its Parent are wholly owned subsidiaries of China International Capital Corporation (Hong Kong) Limited (CICC HK) which is incorporated in the Hong Kong Special Administrative Region. The ultimate holding company China International Capital Corporation Limited (CICC) is an investment bank incorporated in the People's Republic of China and licensed by the Chinese Securities Regulatory Commission (the CSRC).

The Company has a wholly owned subsidiary, CICC US Securities (Hong Kong) Limited (CICC USS HK), which was incorporated on October 11, 2010 in Hong Kong. CICC USS HK, a Hong Kong Securities and Futures Commission (SFC) licensed corporation, carries on regulated activities in Hong Kong.

The Company's primary activities are institutional securities brokerage, investment banking, and other related financial services.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, CICC USS HK. All material intercompany balances and transactions have been eliminated.

(c) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

(d) Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

(Continued)

Securities transactions are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the consolidated statement of financial condition.

(e) ***Cash and Cash Equivalents***

Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

(f) ***Improvements, Equipment and Furniture and Depreciation***

Improvements, equipment and furniture are carried at cost less accumulated depreciation.

(g) ***Phantom Equity Compensation Plan***

The Company accounts for a cash-settled phantom equity compensation plan of an affiliate covering certain of its employees as liabilities. The liability is recognized over the relevant vesting period and is revalued at each reporting date and on settlement.

(h) ***Income Taxes***

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

Accounting Standards Codification (ASC) 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2013. Further, as of December 31, 2013, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns.

(i) ***Estimates***

The preparation of the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates.

(Continued)

(3) Receivable from Clearing Organization

Receivable from clearing organization consists primarily of cash and equivalent balances maintained by the Company with this financial institution to cover its securities transactions.

Pursuant to an agreement, the Company is required to maintain a deposit of $100,444 with its clearing organization. As of December 31, 2013, the deposit was maintained in a noninterest bearing deposit account with this financial institution.

(4) Improvements, Equipment and Furniture

Improvements, equipment and furniture consist of:

Improvements	$	2,200,812
Equipment		2,589,888
Furniture		364,306
Total improvements, equipment, and furniture		5,155,006
Accumulated depreciation		4,264,280
Total	$	890,726

(5) Related Party Transactions

The Company performs certain services related to clients of its affiliate, CICC HKS. In addition, CICC HKS provides, among other services, execution and research functions for certain brokerage activities conducted by the Company.

The Company also has an expense sharing agreement with an affiliate, CICC Investment Management (USA), Inc. (CICCIMUSA) which establishes the basis by which the Company charges CICCIMUSA for use of certain of its employees, facilities and other goods and services.

There is a due from affiliates balance of $1,107,973, which is the net of a due from affiliates balance of $1,378,277 and due to affiliates balance of $270,304, as of December 31, 2013. This represents the balance due to the Company related to the above matters.

(6) Phantom Equity Plan

The company has a cash-settled phantom equity compensation plan. As a member entity of the group, this plan covers certain employees of the Company. The plan is a long term staff incentive arrangement, the purpose of which is to link the value of the phantom equity units granted to selected employees to the performance of the CICC group. The plan provides for participants to be rewarded in cash by reference to the growth in value of the phantom equity units. Upon vesting and up until the expiration of the phantom equity units, exercise may take place during periods specified in the plan. The management will submit the proposal to the Board in the coming board meeting. The consolidated statement of financial condition includes an accrued compensation liability of approximately $1,297,347 related to this plan.

(7) Income Taxes

The Company is included in the consolidated U.S. federal income tax return and the combined New York State and City Article 9A return with the Parent and its affiliate CICCIMUSA.

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows:

Net operating loss carryovers	$	10,818,452
Depreciation and amortization		208,490
Accrued compensation and benefits		2,043,308
Other liabilities		155,314
Less valuation allowance		(13,225,564)
Total deferred income tax asset	$	—

At December 31, 2013, the Company's deferred income tax asset is fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and, to the extent it is determined that such an allowance is no longer required, the tax benefit of the remaining deferred income tax asset will be recognized in the future.

The Company is subject to income tax laws in the U.S. Federal jurisdiction, states and local municipalities and the foreign jurisdictions in which it operates. Accounting for its outside basis difference in the HK sub is pursuant to principals set forth under FASB ASC 740. The Company is subject to tax examinations from the U.S. Federal taxing authority for the years 2010 and forward and from the state and local taxing authorities for the year 2010 and forward.

As of December 31, 2013, the company had taxes payable of $17,142, which is related to New York State and City tax on capital.

(8) Risks and Uncertainty

(a) Credit Risks

The Company maintains certain of its cash balances with financial institutions in excess of insured limits. The Company does not anticipate nonperformance by the financial institutions.

The Company is engaged in various types of brokerage activities servicing institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

(b) Other

The Company maintains certain cash and cash equivalent balances, denominated in a foreign currency, with a clearing organization to cover its securities transactions. Changes in the relationship of this foreign currency to the U.S. dollar may affect the balances held by the Company with this financial institution.

(9) Employee Benefit Plan

The Company has a 401(k) Plan under ADP, whereby employees voluntarily participate in the Plan. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 4% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits of 6% set by the Agreement.

(10) Lease Commitment

The Company leases office premises under a noncancelable operating lease which expires in February 2016.

Future minimum base rental payments on the noncancelable lease are as follows:

Year ending December 31:		
2014	$	1,418,000
2015		1,418,000
2016		236,333
	$	3,072,333

(11) Regulatory Requirements

The Company is a registered introducing broker-dealer with the SEC and a registered introducing broker with the CFTC and, accordingly, is subject to the minimum net capital requirements of the SEC and the CFTC. Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than $250,000 or 2% of aggregate debit balances arising from customer transactions, whichever is greater. Under CFTC Regulation 1.17(a)(1)(iii), the required minimum net capital requirement is $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. FINRA may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items or $300,000, whichever is greater. As of December 31, 2013, the Company had net capital of $1,844,028, which was $1,594,028 in excess of the SEC's minimum requirement.

The Company does not carry any customer accounts and is exempt from SEC rule 15c3-3 because all customer transactions are cleared through its clearing organization.

(12) Going Concern

The Company has experienced operating losses in recent years. The Company has been supported by CICC HK on an as-needed basis. CICC HK has confirmed to the Company that it will provide financial support sufficient for the Company to satisfy, on a timely basis, all liabilities and obligations arising from operations incurred in the ordinary course, that the Company is unable to satisfy when due. This confirmation is effective from the date of this report, through and including March 1, 2015.

(13) Subsequent Events

The Company has performed a review of subsequent events through February 28, 2014, the date the financial statements were available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder
CICC US Securities, Inc. and Subsidiary:

In planning and performing our audit of the consolidated financial statements of CICC US Securities, Inc. and Subsidiary (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014